Exhibit (a)(14)

FINAL REMINDER OF EXPIRATION DATE

[Subject Line:  Last Chance to Avoid Potential Adverse U.S. Tax Consequences!]

DEADLINE: The Offer to Exchange your Eligible Options for New Options expires at 5:00 p.m. (Eastern time) today, December 7, 2006.

If you do not accept the Offer, we believe that you will be subject to adverse tax consequences under Section 409A if you were a U.S. taxpayer in 2005.  You will solely be responsible for any taxes, penalties or interest payable under Section 409A.   We also refer you to the Notice sent to you on December 12th on this matter, which summarizes the potential tax withholding and reporting obligations relating to the Eligible Options.

If you decide to accept the Offer with respect to your Eligible Option, you must submit your Letter of Transmittal in accordance with the instructions by 5:00 p.m. (Eastern) today.  We cannot accept late submissions.

Due to the increased activity that may occur on this last day, if you are unable to fax your Letter of Transmittal to either 631-342-2351or 631-342-5117, please scan and e-mail a copy of the entire Letter of Transmittal to stockoptions1@ca.com.

Please ONLY use the e-mail option if you are unable to get through via fax.

This reminder is being distributed to all U.S. employees from whom we have not received a Letter of Transmittal.

If you believe that you have submitted your Letter of Transmittal or if you need another copy of your personalized Letter of Transmittal that was e-mailed to you on or around November 7, 2006, contact the Equity Administration Group at 631-342-2577.

IRS Circular 230 Disclosure:  To ensure compliance with requirements imposed by the IRS, we inform you that any U.S. tax advice contained in this communication (or related communications) is not intended or written to be used, and cannot be used, for the purpose of (i) avoiding penalties under the Internal Revenue Code or (ii) promoting, marketing or recommending to another party any transaction or matter addressed herein.